02018581

VX 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52711

FEB 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sonic Technologies, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street, 21th Floor
(No. and Street)

New York (City) | New York (State) | 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Cammarata | (212) 905-7600 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name — *if individual, state last, first, middle name*)

655 Third Avenue, 16th Floor (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark T. Manzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonic Technologies, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

John A Hagen 2/27/2002

Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified in New York County
My Commission Expires Aug. 3, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SONIC TECHNOLOGIES, LLC

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Sonic Technologies, LLC

We have audited the accompanying statement of financial condition of Sonic Technologies, LLC as of December 31, 2001 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonic Technologies, LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
February 4, 2002

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich

SONIC TECHNOLOGIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$	219,586	
Due from clearing broker		625,417	
Accounts receivable		92,201	
Deposits with clearing broker		366,830	
Goodwill, net of accumulated amortization of $22,750		42,250	
Marketable securities		244,600	
Deferred tax asset		18,184	
TOTAL ASSETS			$ 1,609,068

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES			
Accounts payable and accrued expenses	$	572,435	
Due to parent		40,000	
TOTAL LIABILITIES			$ 612,435
MEMBER'S EQUITY			996,633
TOTAL LIABILITIES AND MEMBER'S EQUITY			$ 1,609,068

The accompanying notes are an integral part of these financial statements.

SONIC TECHNOLOGIES, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2001

REVENUES		
Commissions	$ 13,359,675	
Interest income	64,966	
TOTAL REVENUES		$ 13,424,641
EXPENSES		
Electronic communication network expenses	3,377,306	
Clearance/ticket charges	2,261,504	
Management fee	5,492,795	
Data lines	156,463	
Professional fees	35,335	
Registration fees	14,689	
Amortization	13,000	
Miscellaneous expenses	81,503	
Commissions	31,722	
TOTAL EXPENSES		11,464,317
INCOME BEFORE INCOME TAXES		1,960,324
INCOME TAXES		66,104
NET INCOME		$ 1,894,220

The accompanying notes are an integral part of these financial statements.

SONIC TECHNOLOGIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2001

MEMBER'S EQUITY - Beginning	$ 1,081,399
Distributions	(1,978,986)
Net income	1,894,220
MEMBER'S EQUITY - Ending	$ 996,633

The accompanying notes are an integral part of these financial statements.

SONIC TECHNOLOGIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 1,894,220
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes	$ (31,774)	
Amortization	13,000	
Changes in operating assets and liabilities:		
Due from clearing broker	629,277	
Accounts receivable	(92,201)	
Deposits with clearing broker	140,007	
Marketable securities	(244,600)	
Accounts payable and accrued expenses	(37,159)	
Due to parent	(296,595)	
TOTAL ADJUSTMENTS		79,955
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,974,175
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(1,978,986)
NET CASH USED BY FINANCING ACTIVITIES		(1,978,986)
NET DECREASE IN CASH		(4,811)
CASH AND CASH EQUIVALENTS – Beginning		224,397
CASH AND CASH EQUIVALENTS – Ending		$ 219,586

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Principles

Nature of Business
Sonic Technologies, LLC (the "Company"), a Delaware Limited Liability Company, ("LLC"), is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is wholly owned by Sonic Trading Management, LLC (the "Parent"). The Company was formed in 1999 and commenced operations in November of 2000. In March 2000, the Company completed an asset purchase agreement with Genesis Advisors, Inc., a Pennsylvania corporation and registered with the NASD as a broker-dealer. In connection with this agreement the company acquired the right to continue the business of the registered broker-dealer, Genesis Advisors, Inc.

The Company has engaged a clearing broker, on a fully disclosed basis, to perform all trade, settlement and related activities under a clearing agreement. The Company pays the broker for clearing services in accordance with terms as specified under the clearing agreement.

Income Taxes
The Company is a Delaware LLC and files consolidated Federal, State and local tax returns with its parent. The members of an LLC are taxed on their proportionate share of the Company's Federal and State taxable income. Accordingly, no provision or liability for Federal or State income taxes has been included in the financial statements. The tax provisions within these statements represents the Company's share of the New York City Unincorporated Business Tax and a New York State filing fee. The New York City Unincorporated Business Tax is calculated as if the companies filed on a separate return basis.

Revenue Recognition
Transactions in securities, listed options and related commissions revenue and expense are recorded on a trade date basis.

Marketable Securities
Trading securities are recorded at fair value with unrealized gains and losses included in income. The fair value of substantially all securities is determined by quoted market prices.

Use of Estimates in the Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 1 - Summary of Significant Accounting Principles, continued

Concentrations of Risk
The Company has cash balances in banks in excess of the maximum amount insured by the FDIC as of December 31, 2001.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate the fair values because of the short maturity of the instruments.

NOTE 2 – Related Party Transactions

The Company has a license and expense agreement with the Parent. The agreement provides that the Company will pay the Parent a monthly management fee equal to the greater of $400,000 per month or 20% of the monthly gross revenue of the Company. In the event that support services incurred by the Parent exceeds the monthly management fee, the Company agrees to pay the overage upon receipt of an invoice from the Parent. The Parent licenses software to the Company and provides support, staffing, other management services and office facilities.

NOTE 3 – Goodwill

Goodwill, representing the excess cost over the net tangible and identifiable intangible assets acquired in connection with the asset purchase agreement with Genesis Advisors, Inc., is stated at cost and amortized on a straight-line basis over five years, which is the estimated future period to be benefited.

On an annual basis the Company reviews the recoverability of goodwill based upon cash flow forecasts. Amortization expense amounted to $13,000 in 2001 and no impairment losses have been recognized.

NOTE 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company's net capital amounted to $923,447 which was $823,447 in excess of its required net capital of $100,000 and the Company's net capital ratio was .66 to 1.

NOTE 5 - Income Taxes

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized in their financial statements or tax returns. The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles and the Company prepares its tax returns on a cash basis. Accordingly, the Company has recorded a deferred tax asset for the increase in income taxes payable in future years related to the temporary differences under these two accounting methods.

The components of the net deferred tax asset are as follows:

Deferred tax assets	$21,483
Deferred tax liabilities	(3,299)
Net deferred tax asset	$18,184

Income tax expense for the year ended December 31, 2001 consists of the following:

Current tax:	
State	$79,000
Deferred tax	
State	(12,896)
Total	$66,104

NOTE 6 - Off-Balance Sheet Risks

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of Due from clearing broker. As indicated in Note 1, the Company engages a clearing broker, on a fully disclosed basis, to perform all trade, settlement and related activities under a clearing agreement. The Company is therefore dependent on the clearing broker in order to conduct its day to day operations.

SONIC TECHNOLOGIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2001

NET CAPITAL		
Total member's equity		$ 996,633
DEDUCTIONS AND CHARGES		
Goodwill, net		42,250
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		954,383
HAIRCUTS ON SECURITIES		
Marketable securities		30,936
NET CAPITAL		$ 923,447
AGGREGATED INDEBTEDNESS (A.I.)		
Accounts payable and accrued expenses	$ 572,435	
Due to parent	40,000	
Total aggregated indebtedness		$ 612,435
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 40,829
(b) Minimum net capital required of broker/dealer		$ 100,000
Net capital requirement (Greater of (a) or (b))		$ 100,000
Excess net capital		$ 823,447
Excess net capital at 1,000% (Net capital - 10% of A.I.)		$ 862,204
Ratio of A.I. to net capital		.66 to 1

See independent auditors' report.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION -Continued

For the Year Ended December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION
(include in Part II of Form X-17A-5 as of December 31, 2001)

NET CAPITAL – as reported in the Company's Part II of the FOCUS Report (Unaudited)	$ 937,750
AUDIT ADJUSTMENTS RELATING TO:	
Clearing deposit	(6,730)
Goodwill	2,167
Accounts payable and accrued expenses	63,446
TOTAL ADJUSTMENTS	58,883
NET CAPITAL – per this report	$ 996,633

See independent auditors' report.

SONIC TECHNOLOGIES, LLC

SCHEDULE II - EXEMPTIVE PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2001

The Company claims exemption from the requirements of the Securities and Exchange Commission rule 15c3-3 under Section (k)(2)(ii) of the rule.

See independent auditors' report.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

REQUIRED BY SEC RULE 17a-5

To the Member of
Sonic Technologies, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Sonic Technologies, Inc. (the "Company") for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member and management of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties or any other purpose.

Marcum & Kliegman LLP

New York, New York
February 4, 2002